601 Lexington Avenue New York, New York 10022
Joshua Korff, P.C. To Call Writer Directly: (212) 446-4943 joshua.korff@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

June 9, 2014

Via EDGAR

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Townsquare Media, LLC Draft Registration Statement on Form S-1 Submitted on May 9, 2014 File No. 377-00602

Dear Mr. Spirgel:

On behalf of Townsquare Media, LLC, a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 4, 2014, to Stuart Rosenstein, Executive Vice President, Chief Financial Officer and Secretary of the Company, with respect to the above-referenced Draft Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Draft Registration Statement (the “Amendment No. 1”), which reflects these revisions and updates and clarifies certain other information.

General

1.	Staff’s Comments: Please furnish all exhibits as soon as possible. We must review these documents before the registration statement is declared effective.

Response: The Company acknowledges the Staff’s comment and will furnish all exhibits as soon as possible. The Company will provide sufficient time for the Staff to review such exhibits before requesting effectiveness.

Chicago	Hong Kong	London	Los Angeles	Munich	Palo Alto	San Francisco	Shanghai	Washington, D.C.

June 9, 2014

2.	Staff’s Comments: As soon as practicable, please furnish us with a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

Response: The Company acknowledges the Staff’s comment and, as soon as practicable, will furnish the Staff with a statement as to whether the compensation to be allowed or paid to the underwriters has been cleared with FINRA. Furthermore, prior to the effectiveness of the Registration Statement, the Company will provide the Staff with a copy of a letter indicating, or request that FINRA inform the Staff, that FINRA has no additional concerns.

3.	Staff’s Comments: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that no written communications, as defined in Rule 405 under the Securities Act, have been made by the Company, or anyone authorized to do so on the Company’s behalf, to potential investors in reliance on Section 5(d) of the Securities Act. Additionally, the Company respectfully advises the Staff that no research reports have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the Company’s offering. In the event that any such written communications or research reports are made in the future, the Company will provide the documents to the Staff.

June 9, 2014

4.	Staff’s Comments: We note references to third-party information throughout the prospectus. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent any of these reports have prepared specifically for this filing, file a consent from the party.

Response: The Company has supplementally provided the Staff with copies of any materials that support third-party statements. The Company respectfully confirms for the Staff that such materials are publicly available (i.e., none were commissioned by the Company and none were prepared specifically for this filing).

Prospectus Summary, page 1

5.	Staff’s Comments: We note that you have copied verbatim, with limited exceptions, pages 78 to 90 of your Business Section into the Prospectus Summary. The summary should not contain, and is not required to contain, all of the detailed information in the prospectus. Please revise your summary to carefully consider and identify those aspects of the offering that are the most significant and determine how best to highlight those points in clear, plain language. Refer to Item 503(a) of Regulation S-K and its instruction.

Response: In response to the Staff’s comment, the Company has significantly shortened and revised the Prospectus Summary to highlight the aspects of the offering and the Company that are most significant.

6.	Staff’s Comments: Please revise your summary to eliminate or explain the use of jargon, such as “hyper-local” and “mind-share.”

Response: In response to the Staff’s comment, the Company has eliminated or explained the use of jargon.

7.	Staff’s Comments: We note your statements throughout the prospectus that you have a leading market position in small and mid-sized markets. Please expand your disclosure to provide the measure by which you have determined your market position and your relative market share in these markets.

Response: In response to the Staff’s comment, the Company has expanded the disclosure to provide the measure (radio revenue share) and relative market share (largest or second largest in 65 of the Company’s 66 markets, 43 of which are ranked number one).

June 9, 2014

8.	Staff’s Comments: Please provide us with objective support for your assertions in the prospectus summary regarding market conditions and your services. Also make clear upon what standard or measure you base your claims. For example, provide support for the following:
•	Your statement that you “generate higher total revenue per audience member” (page 1);
•	Your statement that you operate “the nation’s largest digital ad network focused on music” (page 2);
•	Your statement that your radio stations reach “approximately 70% of the addressable population” in your markets (page 2);
•	Your statement that you are “#1 or #2 radio revenue market share in 65 of 66 markets” (page 2);
•	Your statement that you are “the third largest owner of radio stations in the United States, based on the number of radio stations owned” (page 3); and
•	Your “digital properties generate more monthly unique visitors than Vevo and Spotify combined” (page 5). These are just examples.

To the extent that you do not have independent support for these statements, please disclose the bases for these beliefs.

Response: The Company has supplementally provided the Staff with copies of materials that support such statements. To the extent the standard or measure on which a claim is based was not previously disclosed or was unclear, the Company has revised or clarified such disclosure.

9.	Staff’s Comments: We note your presentation of pro forma financial information. Please provide a brief description of the Transactions as context for this disclosure. In addition, to provide balance, please provide net revenue and Adjusted EBITDA for the last two years and net income (loss) for the same period.

Response: In response to this comment and comment #17, the Company has included a new section in Amendment No. 1 entitled “The Transactions” and has included appropriate cross-references throughout the Registration Statement. In addition, the Company has revised the disclosure related to net revenue, net income (loss) and Adjusted EBITDA.

June 9, 2014

10.	Staff’s Comments: Please revise your disclosure regarding your segments to describe how each segment generates income from its customers and its relative contribution to your aggregate revenue. As drafted, your disclosure describes your operations in each segment and the markets you serve, but does not address the products and services you provide to your customers. Please balance and shorten your summary disclosure and avoid drafting it as marketing document. For example, we note your statement that you “position ourselves with advertisers as Main Street’s Growth Engine.”

Response: In response to the Staff’s comment, the Company has revised the disclosure to describe the primary sources of revenue for Local Advertising and Other Media and Entertainment, along with providing the relative contribution of Local Advertising and Other Media and Entertainment to the Company’s aggregate revenue. In addition, in response to this comment and comment #5, the Company has significantly shortened and revised the Prospectus Summary to highlight the aspects of the offering and the Company that are most significant. Furthermore, the Company has made revisions throughout the Registration statement to eliminate marketing language.

11.	Staff’s Comments: Please provide a subsection in the Prospectus Summary that discloses the benefits to be received by Oaktree as a result of the offering, including any fees payable to Oaktree in connection with the offering.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that there are no direct benefits, including the payment of any fees, to be received by Oaktree as a result of the offering.

12.	Staff’s Comments: Please disclose the amount of your outstanding debt, including the amount attributable to your acquisition strategy during the last five years and your acquisition by Oaktree.

Response: In response to the Staff’s comment, the Company has added disclosure in the Prospectus Summary and Business sections where it discusses other financial metrics regarding outstanding debt and the fact that substantially all of the outstanding debt relates to acquisition financing, including Oaktree’s acquisition of the Company.

June 9, 2014

National Digital Assets, page 5

13.	Staff’s Comments: Please provide a brief description of your revenue sharing arrangement with your third-party affiliated websites.

Response: In response to the Staff’s comment, the Company has revised the disclosure to provide a brief summary of the revenue sharing arrangements.

14.	Staff’s Comments: Please disaggregate the number of unique visitors that visit your owned and operated websites and the third-party websites you represent.

Response: In response to the Staff’s comment, the Company has revised the disclosure to disaggregate the number of unique visitors.

Reliable and Substantial Cash Flow Generation, page 10

15.	Staff’s Comments: Please clarify the statement “EBITDA less capital expenditures and cash tax expenses represented 89% of our EBITDA.”

Response: In response to the Staff’s comment, the Company has clarified the disclosure by stating capital expenditures and cash tax expenses as a percentage of EBITDA.

Background and Corporate Information, page 13

16.	Staff’s Comments: Please discuss any bankruptcies involving the company within the past five years.

Response: In response to the Staff’s comment, the Company has added summary disclosure regarding one its wholly-owned subsidiaries, which was formerly known as Regent Communications, Inc. The Company respectfully advises the Staff that is has included more fulsome disclosure in the section entitled “The Transactions,” which was added in Amendment No. 1.

17.	Staff’s Comments: Please provide a brief summary of the significant acquisitions that have taken place in the last five years, including assets acquired, purchase price and any shares issued as consideration to the sellers, and any material changes in the mode of conducting the business.

Response: In response to this comment and comment #9, the Company has included a new section in Amendment No. 1 entitled “The Transactions” and has included appropriate cross-references throughout the Registration Statement.

June 9, 2014

Summary Historical and Unaudited Pro forma Consolidated Financial and Other Data, page 17

18.	Staff’s Comments: We note that the non-GAAP measure you characterize as “EBITDA” on page 20 includes adjustments for “transaction and other restructuring costs” and “other” items. Measures that are calculated differently than those described as EBITDA in Exchange Act Release No. 47226 should not be characterized as “EBITDA” and their titles should be distinguished from “EBITDA”. Please revise here and throughout the document.

Response: In response to the Staff’s comment, the Company has revised the definitions of EBITDA and Adjusted EBITDA to Adjusted EBITDA and Pro Forma Adjusted EBITDA, respectively, throughout the Registration Statement.

19.	Staff’s Comments: Further, we note that according to the second paragraph of footnote (2) on page 19 you consider the non-GAAP measure you characterize as “Free Cash Flow” to be a measure of performance. Tell us how “Free Cash Flow” that excludes net cash interest expense, capital expenditures and cash paid for taxes is a measure of performance.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that “Free Cash Flow” does not exclude cash interest expense, capital expenditures or cash paid for taxes. Rather, such items are subtracted from Adjusted EBITDA, thereby reducing Adjusting EBITDA. The Company has clarified the presentation in Amendment No. 1.

20.	Staff’s Comments: Please disclose, to the extent material, the additional purposes, if any, for which your management uses the listed non-GAAP financial measures. For example, please disclose whether any of your non-GAAP financial measures are used in your compensation program.

Response: In response to the Staff’s comment, the Company has disclosed that while discretionary bonuses for members of management are not determined with reference to specific targets, the Company’s Board of Directors may consider Contribution, Adjusted EBITDA and Pro Forma Adjusted EBITDA when determining discretionary bonuses.

June 9, 2014

Risk Factors, page 18

21.	Staff’s Comments: Please provide risk factor disclosure regarding the difference in ad rates between advertising on terrestrial radio and online and mobile advertising.

Response: In response to the Staff’s comment, the Company has added a new risk factor.

Our substantial indebtedness could have an adverse impact on us, page 31

22.	Staff’s Comments: Please quantify your debt service requirements and disclose the percentage of your cash flow that must be dedicated to debt service, both principle and interest.

Response: In response to the Staff’s comment, the Company has revised the risk factor.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 47

23.	Staff’s Comments: Please revise your description of the transactions included in the pro forma presentation to exclude transactions predating the beginning of your most recently completed fiscal year as the effects of such transaction are already included in your historical operations for that year.

Response: In response to the Staff’s comment, the Company has revised the description of the transactions included in the pro forma presentation to exclude transactions predating January 1, 2013.

24.	Staff’s Comments: Similarly, please see of Rule 11-02(b)(6) of Regulation S-X and clearly disclose that your pro forma adjustments were computed assuming the transactions were consummated at the beginning of the fiscal year presented.

Response: In response to the Staff’s comment, the Company has revised the disclosure to clearly state the pro forma adjustments were computed assuming the transactions were consummated on January 1, 2013.

June 9, 2014

25.	Staff’s Comments: The basis for your pro forma adjustment to historical interest expense is unclear. We note the third and eighth paragraphs of page F-24, which disclose that the proceeds of $145.9 million of 9% Unsecured Senior Notes due in April 2019 and $102 million of Incremental Term Loans maturing in 2018 were used to finance the Peak(Boise) and Cumulus II acquisitions. It appears as though these financings reflect the only encumbrances of debt that were directly related to the 2013 acquisition transactions. Please tell us the following:
•	Give us the calculation supporting each of components underlying your $4,347,000 pro forma adjustment to interest,
•	Identify the specific LIBOR rate provided for in the Incremental Term Loan agreement,
•	Tell us how you calculated the 0.15% LIBOR rate applied to the Incremental Term Loans, and
•	Tell us your consideration of the applicability of the criteria of Rules 11-02(b)(6)(i),(ii) and (iii) of Regulation S-X to each item comprising pro forma adjustment (3) in this pro forma presentation and your March 31, 2013 pro forma information included on pages 66 and 67.

Response: In response to the Staff’s comment, the Company has supplementally provided a worksheet supporting the pro forma adjustment to interest.

With respect to the specific LIBOR rate, as disclosed on page F-24, the incremental term loans are eurodollar rate loans. The LIBOR rate is defined as one-month LIBOR. The incremental term loans bear interest (subsequent to an amendment entered into November 7, 2012), at the Company’s election, at the Eurodollar Rate (as defined in the Company’s Credit Agreement), plus 3.50% or the Base Rate (as defined in the Company’s Credit Agreement) plus 2.50%. Prior to the amendment on November 7, 2012, the term loans bore interest at the Company’s election of the Eurodollar Rate (as defined in the Company’s Credit Agreement), plus 4.00% or the Base Rate (as defined in the Credit Agreement). As stated in the footnotes to the pro forma financial statements in the Registration Statement, the 0.15% LIBOR rate is an assumption and not a calculation. It was based on the observed average 1-month LIBOR rate for January 2014 through April 2014 of 0.155% and the current 1-month LIBOR rate at the time of the filing of 0.15%. The Company submits that in future filings it may revise the assumption based on current market data. However, the average for the month of May 2014 was 0.15% and the current rate as of June 3, 2014 is also 0.15%.

June 9, 2014

The Company has considered the criteria and applicability of Rules 11-02(b)(6)(i), (ii) and (iii) of Regulation S-X. To clarify, the pro forma adjustments only reflect factually supportable adjustments related to fair market value purchase accounting and adjustments to interest expense and taxes related to the offering.  Furthermore, interest expense pro forma adjustments are to reflect the Company’s current capital structure (i.e., including debt incurred in November 2013 for acquisitions), giving effect to the use of proceeds from this offering to pay down its term loans. The adjustment removes historical interest expense and adds back a full period of pro forma interest expense, based on the Company’s current pro forma current capital structure, which will be presented in the capitalization table in a future amendment. The Company has updated the disclosure to clarify this presentation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

26.	Staff’s Comments: Please enhance your MD&A to discuss the likely impact of known trends, demands, commitments, events or uncertainties which are reasonably likely to have material effects on your financial condition or results of operations. For example, you should discuss how you plan to integrate the companies you have recently acquired. Discuss how these acquisitions may lead to increases in expenses and capital expenditures, affect your results of operations and liquidity and financial resources and the expected time frames for integrating these operations. For more information, refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, dated December 29, 2003), and Section III of the Interpretive Rule on Management’s Discussion and Analysis (Release Nos. 336835, 34-26831, dated May 18, 1989).

Response: In response to the Staff’s comment, the Company has revised the Registration Statement accordingly.

27.	Staff’s Comments: Please revise your discussion of changes in period-to-period performance to discuss the underlying drivers of such changes. For example, we note that Other Media and Entertainment revenue increased by $4.3 million in 2013. Please discuss the changes in your operations that led to this growth.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement accordingly.

June 9, 2014

Supplemental Pro Forma Results of Operations, page 59

28.	Staff’s Comments: We note that you have included full pro forma financial information for the year ended December 31, 2012 in your discussion of comparative results of operations. In some cases, retroactive presentations of revenues and costs of sales may be meaningful for discussion of trends in MD&A. However, more comprehensive presentations (e.g., through operating income) can be misleading because they cannot meaningfully or accurately depict what operating results would have been had the transaction occurred at the earlier date. Please revise your discussion of your comparative results of operations and presentation of pro forma information for the year ended December 31, 2012 accordingly.

Response: In response to the Staff’s comment, the Company has revised the supplemental pro forma financial information to only present revenue. The Company has made conforming changes to the comparative discussion regarding the supplemental pro forma financial information.

29.	Staff’s Comments: It is unclear to us why you included pro forma information for the three months ended March 31, 2014 on pages 68 and 69. Explain to us why you have included the 2014 Live Events Acquisition in this presentation as it appears to be insignificant. Please see Rule 11-02(c)(2)(i) of Regulation S-X and explain to us why you have included adjustments to historical interest expense for the three months ended March 31, 2014 as the effects of changes to your Senior Secured Credit Facility and 9% Senior Notes directly related to the acquisition transactions appear to be reflect in the historical financial statements for the entire period.

Response: In response to the Staff’s comment, the Company has deleted such disclosure.

Liquidity and Capital Resources, page 70

30.	Staff’s Comments: We note your statement that you believe that your current funding sources will enable you to meet your “funding requirements for the foreseeable future.” Please revise this disclosure to clarify whether you believe that your current funding sources will be sufficient to fund your operations and meet your funding requirements for the next twelve months.

Response: In response to the Staff’s comment, the Company has revised the disclosure to state that it believes its current funding sources will enable it to meet its “working capital, capital expenditures, debt service and other funding requirements for at least the next twelve months.”

June 9, 2014

31.	Staff’s Comments: Please disclose whether you have complied with the covenants under your Senior Security Credit Facility. Please disclose any events of default and/or waivers.

Response: In response to the Staff’s comments, the Company has included disclosure regarding its compliance with covenants contained in its Senior Secured Credit Facility. The Company respectfully advises the Staff that there are no events of default or waivers to be disclosed in the Registration Statement.

Financial Statements

Townsquare Media, LLC

Consolidated Statements of Cash Flows, page F-6

32.	Staff’s Comments: Tell us how, in your cash flows statements, you accounted for the fair value of the contingent consideration arising in the MMN Media, Inc. acquisition in August 2012.

Response: In response to the Staff’s comment, the Company has added a non-cash disclosure on the “Supplemental Disclosure of Cash Flow Information.”

Note 2. Summary of Significant Accounting Policies Music Licensing, page F-14

33.	Staff’s Comments: We note the settlements of music licensing fees litigation with Broadcast Music, Inc. (“BMI”) and American Society of Composers, Authors and Publishers (“ASCAP”) in 2012. It appears from your disclosure that you are prospectively recognizing credits for fees previously paid to BMI and ASCAP in 2010 and 2011. Please clarify. Tell us the amounts of these credits. Explain for us the terms of the settlement and your basis for recognizing such fee reduction over the remaining contract periods, i.e., 2012 to 2016.

Response: In response to the Staff’s comment, the Company has revised the financial statements accordingly.

Legal Costs, page F-15

34.	Staff’s Comments: It appears that you accrue legal costs of defending lawsuits and asserted claims before these legal costs are incurred. Please clarify. Explain this accounting practice for us and tell us your consideration of applicability of authoritative guidance provided by ASC 450 regarding contingent losses. Tell us the amount of such fees accrued at each balance sheet date.

Response: In response to the Staff’s comment, the Company has revised the financial statements accordingly.

June 9, 2014

Note 3. Business Acquisitions, page F-16

35.	Staff’s Comments: We note that you provided Class A Common Units, Class A Preferred Units of Townsquare Media, LLC (“or warrants to purchase the same”) as consideration for your acquisitions of Double O, and from Peak II Holding, LLC (Peak). Tell us and disclose how you determined the value of these equity instruments at the time of each acquisition in the absence of active trading in those units and warrants.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it determined the value of the Company’s equity based upon a multiple of Contribution and has revised the financial statements accordingly.

36.	Staff’s Comments: Similarly, we note that you exchanged 15 radio stations and other non-monetary assets as part of your consideration for the acquisition of Cumulus I and in the Cumulus Asset Exchange. Tell us and disclose how you determined the fair value of the non-monetary assets provided as consideration for these acquisitions.

Response: In response to the Staff’s comment, the Company has disclosed that it used a valuation model that utilized a multiple of Contribution to determine a value of the non-monetary assets.

37.	Staff’s Comments: Please reconcile the disclosure in the last paragraph of page F-18 to the disclosure in the fourth paragraph of page F-27. The equity instruments delivered in the Peak acquisition are identified as those of Townsquare Media, LLC’s ultimate parent in the first instance. In the second instance, they are identified as those of Townsquare Media, LLC itself.

Response: In response to the Staff’s comment, the Company has revised the financial statements accordingly.

June 9, 2014

38.	Staff’s Comments: We note that you allocated most of the Double Q and MMN Media purchase prices to goodwill without allocating any of the purchase price to other non-current assets. Tell us your consideration of identification of purchased other non-current assets related to an advertising business in the MMN Media acquisition transaction.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the amount of allocated Goodwill for Double O was only $0.3 million, with $4.5 million allocated to property, plant and equipment and $6.5 million to FCC licenses.

The Company respectfully advises the Staff that when it purchased MMN in August 2012, there was no trademark value associated with the purchase as the Company subsequently renamed and rebranded MMN. Additionally, there were no values assigned to advertising relationships as historically they were not recurring and were short-term in nature.

Note 8. Equity, page F-46

39.	Staff’s Comments: We note from the last paragraph of page F-47 that 398,666 units of the Townsquare Media, LLC’s equity were distributed to employees as compensation in January 2014. Tell us and disclose how you accounted for stock compensation and how you determined the value of these equity units in the absence of active trading.

Response: In response to the Staff’s comment, the Company has revised the financial statements accordingly.

Exhibits, page II-4

40.	Staff’s Comments: Please file as exhibits the agreements related to your material acquisitions and dispositions described in the registration statement.

Response: In response to the Staff’s comment, the Company has revised the Exhibit Index.

June 9, 2014

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4943 or my colleague Christopher Kitchen at (212) 446-4988.

.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff, Esq.

cc:    Mr. Stuart Rosenstein